November 7, 2019

David McKenney
Chief Financial Officer
Energy 11, L.P.
120 West 3rd Street
Suite 220
Fort Worth, Texas 76102

       Re: Energy 11, L.P.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 000-55615

Dear Mr. McKenney:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
Supplementary Information on Oil, Natural Gas and Natural Gas Liquid Reserves (Unaudited)
Estimated Quantities of Proved Oil, NGL and Natural Gas Reserves, page 68

1. The disclosure provided on page 6 related to the Partnership's drilling activity indicates six new wells were drilled in October and November 2017 with costs incurred of approximately $1.3 million in the year ended December 31, 2017. The disclosure also indicates two of these wells were completed in March 2018 and the remaining four wells were completed in April, June and July of 2018 with costs incurred of approximately $6.5 million in the year ended December 31, 2018. As 83% of the total cost of drilling and completing these wells was not incurred until 2018, tell us why you considered the proved undeveloped reserves attributable to these six wells to be converted to proved developed status during 2017. Refer to Rule 4-10(a)(6) of Regulation S-X.
 David McKenney
Energy 11, L.P.
November 7, 2019
Page 2
Exhibits and Financial Statement Schedules
Exhibit 99.1, page 81

2. Disclosure in the reserve report indicates the Partnership supplied an expense model to be used in the preparation of the reserves and related cash flows in which the operating costs are forecast to scale down from $25,000 per well per month in year one to $7,500 per well per month in year eight and then are held constant at $6,800 per well per month in year fourteen and through the end of the well life.

         Based on the definition of proved reserves in Rule 4-10(a)(22) of Regulation S-X, explain to us why you consider a change in the existing economic conditions and operating methods resulting in a projected reduction in future operating costs to be reasonably certain. As part of your response, provide us with supporting documentation of actual historical cost reductions or contractual arrangements in place as of fiscal year end that achieve the cost reductions shown in your reserve report.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding engineering comments. Please contact Ethan Horowitz, Branch Chief, at
(202) 551-3311 with any other questions.



FirstName LastNameDavid McKenney                              Sincerely,
Comapany NameEnergy 11, L.P.
                                                              Division of
Corporation Finance
November 7, 2019 Page 2                                       Office of Energy
& Transportation
FirstName LastName